Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2017.

	Year Ending December 31,
	2017	2016	2015	2014	2013
(In thousands, except ratio data)
Income before taxes	$132,888	$182,227	$139,025	$168,283	$143,007
Fixed charges	10,202	12,716	8,672	7,687	10,066
Adjusted earnings	143,090	194,943	147,697	175,970	153,073

Interest expense	10,160	12,674	8,636	7,653	10,033
Interest portion of operating leases	42	42	36	34	33
Fixed charges	$10,202	$12,716	$8,672	$7,687	$10,066

Ratio of earnings to fixed charges (a)	14.0	15.3	17.0	22.9	15.2

(a)
These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.